September 17, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Go Public II, Inc.

Response to Staff Comments, September 16, 2013

Registration Statement Form 10-12G

Filed August 22, 2013

File No. 000-55026

To the men and women of the SEC:

On behalf of Go Public II, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 16, 2013 addressed to Mr. Thomas DeNunzio, the Company’s President, Secretary and Director, with respect to the Company’s filing of its Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

General

1.) Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur these obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

COMPANY RESPONSE

We have chosen to address your comments without withdrawing our Form 10. We understand that the original registration statement on Form 10 will automatically become effective 60 days after filing and we will be subject to the reporting requirements under Section 13(a) of the Exchange Act upon effectiveness.

Cover page

2.) Please revise the Commission file number to reflect 000-55026

COMPANY RESPONSE

The Commission file number has been added to the cover page.

Item 5. Directors and Executive Officers, page 9

Prior and Current Blank Check Company Experience, page 10

3.) We note that Mr. DeNunzio also filed a Form 10 for Go Public I, Inc. on August 22, 2013. Please include the company in the table at the end of the subsection.

COMPANY RESPONSE

On Page 10 the table was amended to include Go Public I, Inc.

Item 13. Financial Statements and Supplemental Data, page 15

Report of Independent Registered Public Accounting Firm, page F-1

4.) We note that the report of your independent registered public accounting firm makes reference to your financial statements as of and for the year ended July 31, 2013. Please have your auditor revise its report to reference and opine on your financial statements for the period from inception (July 22, 2013) to July 31, 2013 as opposed to the year ended July 31, 2013.

COMPANY RESPONSE

The above request was carried out and the report revised.

Exhibit 3.2 By Laws

5.) The document filed references Go Public II Acquisition, Inc. as opposed to Go Public II, Inc. Please advise or file the appropriate by-laws.

COMPANY RESPONSE

This was a clerical error. The By Laws should have read Go Public II, Inc., not Go Public II Acquisition, Inc. The revised by laws are attached as an exhibit.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

6.) Please note a consent to the use of an audit report is not required in 1934 Act reports. If you include an auditor’s consent it should be dated within 30 days of the effective date of the registration statement. Alternatively, you may remove the exhibit from the filing.

COMPANY RESPONSE

The company notes that a consent to the use of an audit report is not required in 1934 Act reports. The exhibit is hereby deemed removed from this filing.

Statement from the Company: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By: /s/ Thomas DeNunzio

President & CEO

Date: September 17, 2013